Lehman Brothers Holdings Inc.
                       3 World Financial Center, 24th Floor
                                New York, NY 10285


                          OFFICE OF THE GENERAL COUNSEL


                                                 September 10, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR

                             Re: SCHEDULE 13G Amendment No. 1


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is an Amendment No. 1 to a Schedule 13G relating to the Reporting Person's ownership of 6.57% Redeemable First Preferred Stock of Pacific Gas and Electric Company.


         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.



                                                 Very truly yours,

                                                 /s/ Karen C. Manson
                                                 ------------------
                                                 Karen C. Manson
                                                 Vice President
                                                 Secretary




Enclosure

cc:   Pacific Gas and Electric Company
      National Association of Securities Dealers, Inc.